General Reporting Rules
-------------------------------------------------------------------------------
                          UNITED STATES               OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION    -------------------------
                      WASHINGTON, D.C. 20549          OMB Number: 3235-0058

                            FORM 12B-25               Estimated average burden
                                                      hours per response...2.50
                                                      -------------------------
                    NOTIFICATION OF LATE FILING       -------------------------
                                                      SEC FILE NUMBER
                                                      0-28728
(Check One):[ ] Form 10-K     [ ] Form 20-F           -------------------------
            [ ] Form 11-K     [X] Form 10-Q           -------------------------
            [ ] Form N-SAR                            CUSIP NUMBER
                                                      641 142 104
            For Period Ended: 9/30/98                 -------------------------

                          ---------------------------

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------------------


-------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
-------------------------------------------------------------------------------
Full Name of Registrant:
                          NetLive Communications, Inc.
-------------------------------------------------------------------------------
Former Name if Applicable:

-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number):
                        330 16th Street, Brooklyn, New York  11215
-------------------------------------------------------------------------------
City, State and Zip Code:

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

                               See Rider Attached

                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                                        SEC 1344 (11-91)

                            General Reporting Rules
-------------------------------------------------------------------------------
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Andrew Schwartz                    303              355-0822
-------------------------------------------------------------------------------
              (Name)                    (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                    [X]  Yes     [ ]  No

-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]  Yes     [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Rider Attached
-------------------------------------------------------------------------------
                          NetLive Communications, Inc.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      11/16/98                 By: /s/ Andrew Schwartz
     ---------------------             ---------------------------
                                       Andrew Schwartz
                                       CFO, Treasurer & Secretary

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
-------------------------------------------------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
-------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                     Rider to NetLive Communications, Inc.
                         November 16, 1998 Form 12b-25

Part III

Due to the lack of resources arising from the Registrant's termination of all but two full-time employees, the Registrant was unable to file its Form 10-QSB within the prescribed period without unreasonable effort or expense.

Part IV, Question 3

The Registrant estimates net loss from operations of approximately $150,000 for the quarter ended September 30, 1998, as compared to $383,998 during the quarter ended September 30, 1997. This change in the results of operations is principally attributable to the Registrant's substantial reduction of its operations.